Mail Stop 3561

January 7, 2010

Derek Cooper
Chief Executive Officer
Entheos Technologies, Inc.
888 3rd Street
Suite 1000
Calgary, Alberta, T2P 5C5

      Re: Entheos Technologies, Inc.
              Amendment No. 3 to Registration Statement on Form S-1
              File No. 333-157829
              Filed December 18, 2009

Dear Mr. Cooper:

We have reviewed your letter dated December 18, 2009 in response to our comment letter dated October 21, 2009 and have limited our review of your amended registration statement to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Description of Our Business and Properties, page 25

1.   We reviewed your response to comment two in our letter dated October 21, 2009 and reissue this comment in part. We note that your disclosure under the heading "Strategy" on page 28 continues to reference "low risk in-field oil and gas rights that are primarily developmental in nature that offset existing production" and "energy services companies" that "when combined with [your] management expertise … will display strong top line growth and cash flows." Please revise to clarify or advise.

Executive Compensation, page 33

2.   Please update your executive compensation disclosure to provide compensation information for the fiscal year ended December 31, 2009. For guidance, please refer to 217.11 of our Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Selling Stockholders, page 39

3.   We reviewed your responses to comments 11 and 12 in our letter dated October 21, 2009. We also reviewed the forms of Series A and Series B warrants and, in particular, Sections 2(c)(i) and 5(l). Please disclose in the table or by footnote the ownership of your selling stockholders on a pre- and post-offering basis without taking into account the 4.9% beneficial ownership limitation contained in the warrants since they can be waived and/or amended. Additionally, please disclose that the 4.9% beneficial ownership limitation does not prevent a warrant holder from selling some of its holdings and then receiving additional shares. In this way, a warrant holder could sell more than the 4.9% beneficial ownership limitation while never holding more than this limit. Please also advise whether and how you will update the beneficial ownership table to the extent such limitations are waived or amended.

4.   We reviewed your response to comment 15 and reissue this comment in part. For each selling stockholder, please reconcile the numbers in the column of the table titled "No. of Shares Owned Prior to the Offering" with the disclosure in footnote 3. In this regard, we note that the footnote 3 to this table indicates that the table "reflects the aggregate maximum shares which the holding entity may acquire during the term of the Series A Warrants and/or the Series B Warrants, as the case may be;" however, the table does not appear to include all shares currently held and that may be issued in the future upon the exercise of the Series A Warrants and the Series B Warrants. See, for example, Herdev S. Rayat. Please either revise the numbers in the "No. of Shares Owned Prior to the Offering" column of the table or the disclosure in footnote 3 or advise us how to reconcile the numbers in the table with the disclosure in footnote 3.

Experts, page 50

5.   Please refer to comment 20 in our letter dated August 10, 2009 and your response dated October 9, 2009. We reviewed the list of public accounting firms registered with the Public Company Accounting Oversight Board (PCAOB) as of December 28, 2009, which is the most recent list available on the PCAOB website at this link: http://www.pcaob.org/Registration/Registered_Firms.pdf, and note that your

registered public accounting firm, Peterson Sullivan LLP, still does not appear to be registered with the PCAOB. Please tell us when your public accounting firm notified the PCAOB of its name change.

Signatures, page II-5

6.   We reviewed your response to comment 16 in our letter dated October 21, 2009 and reissue this comment in part. In complying with our prior comment, it appears that you now no longer name your *principal* accounting officer. Please revise your signature page in future filings to name your principal executive officer, your principal financial officer and your principal accounting officer. Refer to Instruction 1 to "Signatures" of Form S-1.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Joseph Sierchio, Esq.
        Sierchio & Company, LLP
        Via Facsimile